FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: June 26, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 64th Ordinary General Meeting of Shareholders

Securities Code 6971

Notice of Resolution for

the 64th Ordinary General Meeting of Shareholders

June 26, 2018

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the Resolution for the 64th Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 26, 2018

To our shareholders

Notice of Resolution for the 64th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 64th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters Reported

1.	Contents of the business report, consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 64th fiscal year (April 1, 2017 to March 31, 2018)

2.	Contents of the non-consolidated financial statements for the 64th fiscal year (April 1, 2017 to March 31, 2018)

The contents of 1 and 2 above were reported.

Matters Resolved

Proposal 1    Appropriation of Surplus

It was resolved, as proposed by the Company, that the amount of the year-end cash dividend to shareholders shall be 60 yen per share.

Proposal 2    Election of One (1) Director

Mr. Junichi Jinno was newly elected and assumed office as Director, as proposed by the Company.

Truly yours,

Hideo Tanimoto
President and Representative Director
KYOCERA Corporation

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Attachment to Notice of Resolution

Management Structure

The management structure of the Company as of June 26, 2018 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Audit & Supervisory Board Members

Chairman of the Board and Representative Director	Goro Yamaguchi
President and Representative Director	Hideo Tanimoto
Director	Ken Ishii
Director	Hiroshi Fure
Director	Yoji Date
Director	Norihiko Ina
Director	Keiji Itsukushima
Director	Koichi Kano
Director	Shoichi Aoki
Director	Takashi Sato
Director	Junichi Jinno
Director	John Sarvis
Director	Robert Whisler
Director	Tadashi Onodera
Director	Hiroto Mizobata
Director	Atsushi Aoyama
Full-time Audit & Supervisory Board Member	Itsuki Harada
Audit & Supervisory Board Member	Osamu Nishieda
Audit & Supervisory Board Member	Hitoshi Sakata
Audit & Supervisory Board Member	Masaaki Akiyama

Note 1:	Of Directors, Messrs. Tadashi Onodera, Hiroto Mizobata and Atsushi Aoyama are Outside Directors.
Note 2:	Of Audit & Supervisory Board Members, Messrs. Hitoshi Sakata and Masaaki Akiyama are Outside Audit & Supervisory Board Members.

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Title	Name
Executive Officers

President and Executive Officer	Hideo Tanimoto
Senior Managing Executive Officer	Ken Ishii
Senior Managing Executive Officer	Hiroshi Fure
Senior Managing Executive Officer	Yoji Date
Managing Executive Officer	Norihiko Ina
Managing Executive Officer	Keiji Itsukushima
Managing Executive Officer	Koichi Kano
Managing Executive Officer	Shoichi Aoki
Managing Executive Officer	Takashi Sato
Managing Executive Officer	Junichi Jinno
Senior Executive Officer	Shigeru Koyama
Senior Executive Officer	Masahiro Inagaki
Executive Officer	Takashi Okunosono
Executive Officer	Masaaki Itoh
Executive Officer	Hironao Kudo
Executive Officer	Masaki Iida
Executive Officer	Hisamitsu Sakai
Executive Officer	Yusuke Mizukami
Executive Officer	Tayo Hamano
Executive Officer	Masaaki Ozawa
Executive Officer	Yoshihito Kurose
Executive Officer	Masaki Hayashi
Executive Officer	Shigeaki Kinori
Executive Officer	Akihito Kubota
Executive Officer	Tadashi Shinagawa
Executive Officer	Senri Nagashima

Note:	Messrs. Tadashi Shinagawa and Senri Nagashima were newly elected as Executive Officers as of April 1, 2018.

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